December 30, 2019

Keith Cozza
President, Chief Executive Officer, and Director
Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

       Re: Icahn Enterprises L.P.
           Registration Statement on Form S-4
           Filed December 19, 2019
           File No. 333-235600

Dear Mr. Cozza:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing